

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Robert DeCecco III
Chief Executive and Financial Officer
Infusion Brands International, Inc.
14375 Myerlake Circle
Clearwater, Florida 33760

>   **Re: Infusion Brands International, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2010**
>   **File No. 0-51599**

Dear Mr. DeCecco:

    We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Rufus Decker
                         Accounting Branch Chief